Promotora Valle Hermoso, Inc.
301 East Pine Street, Suite 150
Orlando, FL 32801

March 13, 2009

Securities and Exchange Commission
Washington, D.C. 20549

RE:	Promotora Valle Hermoso, Inc.
SEC Comment Letter dated March 3, 2009
Amendment No. 2 to Schedule 14C filed February 13, 2009
Form 10-KSB for fiscal year ended December 31, 2007
Form 10-Q for the period ended September 30, 2008
Form 8-K/A filed on September 3, 2008
File No. 000-27199

Dear Sir/Madam:

We are submitting herein the responses of Promotora Valle Hermoso, Inc. (the “Company”) to the comments set forth in your comment letter dated March 3, 2009 on the captioned filing under the Securities Exchange Act of 1934, as amended.

Simultaneously with the filing of this correspondence, the Company has filed a third amended Preliminary Information Statement on Schedule 14C (the “Amended Schedule 14C”).

General

1.
Requirement for Shareholder Approval. The issuance of shares by the Company in the acquisition of OJSC “494 UNR” (“494 UNR”) did not require stockholder approval under Colorado Revised Statutes, Title 7, Article 106, Section 202, that provides that the board of directors may authorize the issuance of shares for “any tangible or intangible property or benefit to the corporation”, subject to the requirement that a promissory note of a subscriber for shares be negotiable and secured by collateral having a fair market value at least equal to the principal amount of the note.

2.
Shares of 494 UNR Delivered by Mr. Alexei I. Kim at Closing. The number of common and preferred shares of 494 UNR delivered by Mr. Alexei I. Kim at the August 5, 2008 closing has been disclosed in the Amended Schedule 14C under the captions “Background of the Transaction—March 24, 2008 Acquisition Agreement” and “Certain Relationships and Related Transactions” Operations”. Information as to Board of Director and Audit Committee meetings as per Regulation S-K Item 407(b) is included under the caption “Management—Corporate Governance” There was no director compensation paid in 2008.

3.
Dissenters’ Rights. There are no dissenters’ rights to obtain payment of the fair value of the shareholder’s shares or similar rights of dissenters with respect to a change of a corporation’s name under Article 113 of the Colorado Business Corporation Act, and the Amended Schedule 14C so states under the caption “Dissenters’ Rights”.

4.
Information Concerning Audit Committee. The information required by Item 407(d)(3) of Regulation S-K is disclosed under the caption “Management—Corporate Governance” as to the 2008 audited financials, which are not finalized at this time. The audit committee will hold its initial meetings in connection with the 2008 audit.

5.	Regulation S-X Compliance as to Age of Financial Statements. The financials in the Amended Schedule 14C are dated in compliance with Regulation S-X.

Background of the Transaction, page 4

6.
Terms of Wolf Blitz, Inc.’s Consultancy. The information requested by this comment has been provided under the caption “Amendment of the Articles of Incorporation to be Voted On—Negotiations Leading to Acquisition of 494 UNR” on page 5 of the Amended Schedule 14C. Information under the caption “Amendment of the Articles of Incorporation to be Voted On—Sale of Existing Business to Former Management” has been expanded to include additional information concerning the predecessor company’s operations and future prospects.

Negotiations Leading to Acquisition of 494 UNR, page 4

7.
Baulemente Kuhn LTD. The consideration by the Company’s Board of Directors of Baulemente Kuhn LTD has been expanded under the caption “Amendment of the Articles of Incorporation to be Voted On—Negotiations Leading to Acquisition of 494 UNR” at page 5 of the Amended Schedule 14C.

8.
Reverse Split. The reason for the provision in the Acquisition Agreement requiring that the new directors and shareholder not vote for a reverse split for a period of one year following the closing is discussed under this caption.

Business, page 6

9.
Business Segment Information. The business description of 494 UNR under “Business of 494 UNR” has been expanded under the captions  “Customers” to expand information as to the customers for each business segment.  The operations of each business segment are disclosed in the financial statements.

10.	Intellectual Property. The Company’s intellectual property is discussed in more detail under the “Intellectual Property” caption.

Management’s Discussion and Analysis

11.	Road Base Product Revenues for 2009. Additional discussion of the projected level of sales for the road base product has been included in the MD&A.

12.
Results of Operations. The discussion of the Company’s results of operations has been made more comprehensive as to the discussion of line items where there are significant changes as requested by this comment.

13.	Quantification of Variances Between Periods for Operating Segments. The business reasons for changes between periods in operating segments is discussed in more detail in the MD&A.

Liquidity and Financial Resources, page 23

14.	Sources of Liquidity. The discussion of the Company’s liquidity and sources of cash has been expanded in the Amended Schedule 14C as requested by this comment.

15.
Accounts Receivable. Receivables increased approximately 100% from December 31, 2007 to September 30, 2008 while revenues have slightly decreased during the nine months ended September 30, 2008.  The Company believes expanded disclosure is not needed. The receivables as of December 31, 2008 are substantially lower than the receivables as of December 31, 2007. A substantial amount of receivables were collected during the fourth quarter of 2008.  The Company will consider expanded disclosure in its 10-K for the year ended December 31, 2008 due to the economic downturn and economic climate projected for 2009. As of September 30, 2008, collectability of receivables is fairly stated and there is no need for further resources.

Critical Accounting Policies

Inventories, page 23

16.	Risks for Inventory. The Company has expanded its disclosure on critical accounting policies to inform the investor should there be any impairment issues related to the Company’s inventory.

Financial Statements

Audited Financial Statements

Notes to the Financial Statements

General

17.
Terms of Repayments. The disclosure has been revised to detail the terms of the repayment and the amount of the realized foreign exchange gain recorded in 2008 when the loan was repaid.  The unaudited financial statements for the nine months ended September 30, 2008 have been revised to reflect the additional disclosure. The repayment was made in accordance with the terms of the agreement and not an extinguishment of debt.  Due to the fluctuation of the exchange rates between the ruble and the US dollar, a realized exchange gain was recorded in the ordinary course of business.

Revenue Recognition, page 36

18.
Cash Advances. The Company has expanded its discussion of refundable advances to include the terms and conditions with respect to refunds. A customer can receive a refund from a cancelled contract only if the Company or the customer replaces the contract and the customer advance with another customer.  Therefore the refund rate is never material to the Company.

Post Development Completion Costs, page 37

19.
Disclosures as to Post Development Completion Costs. The requested disclosures have been added as to recording revenues for post development completion costs relating to the Company’s home building operations. The revenue is recorded when title has passed to the buyer which is prior to the completion of additional work. The additional work to be performed and the amount billed is not material to the amount billed to the buyer for the sale of the apartment.

Interest, page 38

20.
Projects for Which Interest is Capitalized. The requested disclosures relating to specific projects for which interest is being capitalized, completion times, related inventory and impairment thereof are included in the Amended Schedule 14C. The interest has been capitalized for the Marchall project where estimated cost is approximately $400 million.  The Company began to sell the project during the fourth quarter of 2008 and expects to complete the sale of apartments in 2009.The balance of the project will not be completed until 2011. The project is reviewed for impairment on a quarterly basis and the inventory related to the project has not been impaired as of the current balance sheet date. The project consists of the sale of approximately 19,000 square meters of residential apartments, commercial space and the related infrastructure.

Prepaid Expenses, page 39

21.
Breakdown re Prepaid Expenses. Prepaid expenses include payments to subcontractors. The payment to subcontractors includes prepayments prior to the work being performed, advance payments for materials, and architectural and engineering costs prior to the work being submitted to the authorities. As the goods are received or the work is performed, the costs are allocated to the construction projects.  All projects are reviewed quarterly for impairment issues related to each project.  If any impairment exists, costs will be written down at that time.

Note 8. Segment Information, page 44

22.	Disclosure re Segment Assets. The Company has revised its filing in the Amended Schedule 14C to disclose total assets for each segment with a reconciliation to consolidated assets.

Unaudited Financial Statements

General

23.
Compliance with Comments in Unaudited Financial Statements.  The unaudited financial statements in the Amended Schedule 14C have been revised as appropriate to address comments with regard to the audited statements.

Consolidated Statement of Stockholders Equity, page 51

24.
Retained Earnings and Additional Paid-in Capital Adjustments. In the statement of stockholders equity for the interim period ended September 30, 2008, included inn the Amended Schedule 14C, the following adjustments were made to paid-in capital and retained earnings: the paid in capital of Promotora Valle Hermoso was netted against its retained earnings at the time of the acquisition of 494 UNR as part of the reverse acquisition.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007

General

25.
Refiling 2007 10-KSB. The 2007 10-KSB has been refiled with a corrected Management’s Annual Report on Internal Control and Financial Reporting and with corrected certifications signed by current management.

The undersigned, Alexei A. Kim, the Chief Executive Officer of the Company, is primarily responsible for the accuracy and adequacy of the disclosure in the Company’s filings with the Securities and Exchange Commission.

I acknowledge that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I am also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filings or in response to your comments on our filings.

Sincerely,

PROMOTORA VALLE HERMOSO, INC.

By: /s/ Alexei A. Kim
Alexei A. Kim
Chief Executive Officer